UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-5255

CUSIP Number: 192479 10 3

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Coherent, Inc.
Full Name of Registrant

5100 Patrick Henry Drive
Address of Principal Executive Office (Street and number)

Santa Clara, California 95054
City, Sate and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)  ☐

(a)                                  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)                                 The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)                                  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

As previously announced on November 11, 2006, a Special Committee was established by Coherent’s Board of Directors to conduct an independent investigation relating to the Company’s historical stock option practices. The Company requested the independent review following an internal review of its historical stock option practices, which was a voluntary review initiated in light of news of the option practices of numerous companies across several industries.  The Special Committee, comprised of three independent members of Coherent’s Board of Directors, retained independent outside counsel and forensic accountants to assist in conducting the investigation.

Together with its independent counsel, the Special Committee conducted an extensive review of historical stock option practices including all awards made by the Company between January 1, 1995 and September 30, 2006 (the “Relevant Period”), that included the review of over one million documents and over 30 interviews of current and former employees, directors and advisors.

The Special Committee and the Company’s management, with the assistance of independent legal and forensic accounting experts, have determined that incorrect measurement dates for a significant number of stock option awards during the Relevant Period were used. The Special Committee concluded that at varying times during the Relevant Period the use of incorrect measurement dates resulted from a number of factors, including delays in the approval of the awards, retroactive selection of grant dates, the absence of definitive documentation, modification of previously awarded grants, and other process-related issues. The Company is diligently working to determine the impact of the incorrect measurement dates and currently believes it will be required to record additional compensation expenses which may require the Company to restate a number of its financial statements during the Relevant Period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Bret M. DiMarco	(408)	764-4000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☐ Yes ☒ No
	Form 10-K for the fiscal year ended September 30, 2006, Form 10-Q for the fiscal quarter ended December 30, 2006, Form 10-Q for the fiscal quarter ended March 31, 2007

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*

Because of the independent investigation regarding historical stock option practices and related accounting issues discussed in Part III above, the Registrant has not checked either box in Part IV subsection 3, as it is not possible at this time for the Registrant to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the annual report on Form 10-K for the fiscal year ended September 30, 2006 or its quarterly report on Form 10-Q for its fiscal quarter ended December 30, 2006, fiscal quarter ended March 31, 2007, or fiscal quarter ended June 30, 2007.

Coherent, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 10, 2007	By:	/s/ Helene Simonet
		Name:	Helene Simonet
		Title:	Executive Vice President and Chief
Financial Officer